OFFICER'S FINANCIAL CERTIFICATION

I, Steven Conlin, certify that:

(1) the financial statements of Ogden's Own Distillery, Inc. included in this Form are true and complete in all material respects; and

(2) reviewed financial statements by a public accountant for the fiscal year ended December 31, 2018 are not yet available, but will be provided to investors should the Offering continue past the 120 day window as provided for in the rules related to Regulation Crowdfunding.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company:	Ogden's Own Distillery, Inc.
By:	*Steven Conlin*
Printed:	Steven Conlin
Title:	CEO/President
Date:	03-28-2019

OGDEN'S OWN DISTILLERY, LLC

COMBINED FINANCIAL STATEMENTS

December 31, 2017 and 2016

C O N T E N T S



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Ogden's Own Distillery, LLC
Ogden, Utah

We have reviewed the accompanying combined financial statements of Ogden's Own Distillery, LLC (the Company), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
Janurary 3, 2019

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

OGDEN'S OWN DISTILLERY, LLC
COMBINED BALANCE SHEETS
December 31, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 138,344	$ 56,804
Trade accounts receivable	278,256	249,508
Inventories	343,911	240,402
TOTAL CURRENT ASSETS	760,511	546,714
PROPERTY AND EQUIPMENT	565,546	509,828
INTANGIBLES, NET	52,111	56,778
TOTAL ASSETS	$ 1,378,168	$ 1,113,320
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 13,590	$ 14,399
Accrued expenses	5,263	1,409
Bank line of credit payable	68,501	79,784
Current portion of long term liabilities	70,960	20,134
TOTAL CURRENT LIABILITIES	158,314	115,726
LONG-TERM LIABILITIES	269,309	340,381
TOTAL LIABILITIES	427,623	456,107
MEMBERS' EQUITY	950,545	657,213
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,378,168	$ 1,113,320

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, LLC
COMBINED STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
Years ended December 31, 2017 and 2016

	2017	2016
INCOME		
Revenue	$ 2,242,647	$ 1,690,594
Cost of goods sold	964,339	758,245
GROSS PROFIT	1,278,308	932,349
EXPENSES		
Selling expenses	324,675	254,861
General and administrative	547,869	425,688
Depreciation and amortization	64,775	59,375
	937,319	739,924
OPERATING INCOME	340,989	192,425
OTHER INCOME (EXPENSE)		
Interest expense	(28,322)	(30,234)
Other income	-	401
	(28,322)	(29,833)
NET INCOME	312,667	162,592
MEMBERS' EQUITY		
Balance - beginning of period	657,213	586,790
Distributions to members	(19,335)	(92,169)
Balance - end of period	$ 950,545	$ 657,213

The accompanying notes are an integral part of the financial statements.

See accountants' report.

OGDEN'S OWN DISTILLERY, LLC
COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 312,667	$ 162,592
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	60,108	54,708
Amortization of intangible assets	4,667	4,667
Changes in operating assets and liabilities:		
Trade accounts receivable	(28,748)	(189,401)
Inventories	(103,509)	(74,300)
Accounts payable	(809)	66,848
Accrued expenses	3,854	1,154
Net cash flows from operating activities	248,230	26,268
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of equipment	(115,826)	(18,210)
Net cash used by investing activities	(115,826)	(18,210)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(19,335)	(92,169)
Change in bank line of credit	(11,283)	(10,710)
Cash paid to reduce long-term liabilities	(20,246)	(21,444)
Net cash used by financing activities	(50,864)	(124,323)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	81,540	(116,265)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	56,804	173,069
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 138,344	$ 56,804
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 28,322	$ 30,234

The accompanying notes are an integral part of the financial statements.

See accountants' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination and Business Activity

The accompanying combined financial statements include the accounts of Ogden's Own Distillery, LLC and Ogden's Own Holding, LLC, herein referred to as the Company. All significant intercompany balances and transactions have been eliminated in these combined financial statements.

Ogden's Own Distillery and Ogden's Own Holding were each formed as Utah limited liability companies. Ogden's Own Distillery manufactures and distributes alcoholic beverages in several states throughout the United States. Ogden's Own Holding, LLC leases warehouse facilities to Ogden's Own Distillery, LLC.

Accounting Principles

The Company's accounting policies conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's financial instruments that may be exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable.

The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2017 and December 31, 2016 two customers accounted for 86% and 82% of the Company's trade accounts receivable, respectively. However, concentrations of credit risk with respect to trade accounts receivable are limited because the Company routinely assesses the financial strength of its customers before extending credit.

Revenue Concentrations

Approximately 88% and 86% of the Company's revenue was from one customer during the years December 31, 2017 and 2016, respectively.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Based on management's assessment of the credit history with customers having outstanding balances and the current relationship with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Inventories

Inventories, consisting primarily of alcoholic beverages and ingredients, are stated at the lower of cost or net realizable value. Cost is determined on an average cost basis.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Expenditures that increase values or extend useful lives are capitalized and routine maintenance and repairs are charged to expense in the year incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation begins in the month of acquisition or when constructed or developed assets are ready for their intended use.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable. Impairment losses are recognized for the amount by which an asset's carrying value exceeds its future expected undiscounted cash flows. No impairment of long-lived assets occurred during the years ended December 31, 2017 and 2016.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code and, accordingly, no provision for income taxes has been included in these financial statements.

Liability of Members

The members are not personally liable for any obligations of the Company, except as disclosed in Note 5, and have no obligation to make contributions to the Company in excess of their respective capital commitments as specified in the operating agreement.

Revenue Recognition

Revenue is recognized at the time that title and risk of loss passes to the customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and Handling Costs

Shipping and handling expenses for products shipped to customers are included in cost of goods sold.

Research and Development

Research and development costs are expensed in the year incurred.

Advertising and Promotion

All costs associated with advertising and promoting the Company's goods and services are expensed in the period incurred. Advertising expense totaled $324,675 and $254,861 for the years December 31, 2017 and 2016, respectively.

Subsequent Events

Management of the Company has evaluated subsequent events through Janurary 3, 2019, which is also the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

NOTE 2 - INVENTORIES

Inventories consist of the following:

	2017	2016
Raw ingredients	$ 196,838	$ 145,332
Finished goods	147,073	95,070
	$ 343,911	$ 240,402

NOTE 3 - PROPERTY AND EQUIPMENT
Property and equipment are as follows:

	2017	2016
Cost:		
Machinery and equipment	$ 248,921	$ 184,161
Office equipment	59,243	26,501
Furniture and fixtures	440	440
Leasehold improvements	80,815	62,491
Vehicles	42,156	42,156
Buildings	295,907	295,907
Land	30,000	30,000
	757,482	641,656
Less accumulated depreciation	191,936	131,828
Net book value	$ 565,546	$ 509,828

Depreciation expense for the years ended December 31, 2017 and 2016 was $60,108 and $54,708, respectively.

NOTE 4 - INTANGIBLE ASSETS
Intangible assets consist of the following:

2017	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (17,889)	$ 52,111

2016	Cost	Accumulated Amortization	Net Book Value
Trademark and recipe	$ 70,000	$ (13,222)	$ 56,778

The trademark and recipe are amortized using the straight-line method over the estimated useful life of 15 years.

NOTE 4 - INTANGIBLE ASSETS (CONTINUED)

Future estimated amortization is as follows:

2018	$ 4,667
2019	4,667
2020	4,667
2021	4,667
2022	4,667
Thereafter	28,776
	$ 52,111

NOTE 5 - LONG-TERM LIABILITIES

Long-term liabilities consist of the following:

	2017	2016
Note to a private third party, interest at 6.25%, due in monthly installments of $439 including interest, matures in July 2018, secured by trust deed	$ 52,351	$ 54,568
Note to a bank, variable interest rate changes every 5 years to the current 5 year LIBOR/SWAP rate. Interest rate at 6.52% until June 2018, then 7.71% until June 2023, due in monthly installments of $2,285 including interest, matures in June 2033, guaranteed by a member	262,640	272,348
Note to an equipment finance company, interest at 2.9%, due in monthly installments of $754 including interest, matures in November 2020, secured by a vehicle	25,278	33,599
	340,269	360,515
Current portion of long-term liabilities	(70,960)	(20,134)
Long-term liabilities, excluding current portion	$ 269,309	$ 340,381

Aggregate maturities of long-term liabilities in each of the next five years are as follows:

2018	$ 70,960
2019	19,550
2020	19,746
2021	12,404
2022	13,250
Thereafter	204,359
	$ 340,269